

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 12, 2009

Mr. Duston M. Williams
Chief Financial Officer
Infinera Corporation
169 Java Drive
Sunnyvale, CA 94089

>   **Re: Infinera Corporation**
>   **Form 10-K for the Fiscal Year Ended December 27, 2008**
>   **Filed February 17, 2009**
>   **File No. 1-33506**

Dear Mr. Williams:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 27, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

1.   Please discuss in detail in a section of MD&A that is concerned with trends what your revenue and other pertinent line items of operating and net income would look like without the recognition of significant deferred revenue. Also address the impact of the declining backlog on these same items. We note that your backlog was $14.7 million at the end of fiscal 2008; $26.7 million at the end of fiscal 2007; and $32.8 million at the end of fiscal 2006.

Critical Accounting Policies and Estimates, page 51

2.   We note that you utilized a discounted cash flow model combined with available pricing
        for comparable securities to determine the fair value of certain auction-rate securities
        (determined under Level III of the fair value hierarchy). Please provide us with a more
        detailed description of such model and how you incorporated the available pricing for
        comparable securities with your discounted cash flow model. Provide us with a detailed
        description of the inputs (for example, the discount rates used) and information used to
        develop those inputs for your discounted cash flow model. Tell us how your approach
        complies with paragraph 30 and the related appendices of SFAS 157. Further, please
        address the following:

        •   Since the securities are considered illiquid, tell us the amount of the liquidity discount
            assigned to such securities, if any, and your basis for that discount. If a liquidity
            discount was not assigned, tell us why.
        •   Describe your assumptions about risk.
        •   Regarding your ability to hold the auction-rate securities, your ability to hold them for
            an extended period of time should not impact the fair value determination. However,
            your disclosure is unclear as to whether this was one of the assumptions used to
            determine the valuation. Please advise.

        Please revise your disclosures in critical accounting policies to include a detailed
        discussion of your accounting policy. Further, provide a sensitivity analysis of your
        assumptions based upon reasonably likely changes. For further guidance, refer to Release
        No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion
        and Analysis of Financial Condition and Results of Operations."

Liquidity and Capital Resources, page 62

3.   Discuss in detail why you have experienced increasing revenues and attained
        profitability in 2008 but also experienced a decline in cash flow from operations.

2. Significant Accounting Policies

        Accrued Warranty, page 86

4.   Please expand your disclosure to include your accounting policy for software warranties.

3. Investments and Fair Value Measurement, page 91

5.   Please discuss here and in Critical Accounting Policies and Estimates why you chose to
        value corporate bonds and commercial paper using Level II of the fair value hierarchy as
        disclosed on page 94. Please refer to paragraph 22 and 23 of SFAS 157. Provide us with
        more specific details of your valuation process that were determined using Level II inputs.

Specifically refer to paragraphs 24 through 29 and the related appendices of SFAS 157 in your response.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director